CrimeInsurance.com







There are over 3,000 property and casualty insurance companies in the United States.

Only 50 are included on the Wards 50 List for safety, consistency and performance.

Only 5 have been rated A or better by A.M. Best for over 100 years.

Only 2 are on both lists.
Great American Insurance Company is 1 of the two.









IMPORTANT NOTICE


TO  OBTAIN  INFORMATION  OR  TO  MAKE  A
COMPLAINT

You may call Great American Insurance Compan-ies' toll-free telephone number for information or to make a complaint at:

1-800-972-3008


AVISO IMPORTANTE


PARA  OBTENER  INFORMACION  O  PARA
PRESENTAR  UNA  QUEJA

Usted puede llamar al numero de telefono gratuito de Great American Insurance Companies' para obtener informacion o para presentar una queja al:



You may contact the Texas Department of Insur-ance to obtain information on companies, cov-erages, rights or complaints at:


1-800-252-3439


1-800-972-3008

Usted   puede   comunicarse   con   el  Departamento
de Seguros de Texas para obtener informacion sobre companias, coberturas, derechos o quejas al:



You may write the Texas Department of Insur-ance:

P.O.  Box  149104
Austin,  TX	78714-9104
Fax:  512  490-1007
Web:   http://www.tdi.texas.gov
E-mail:   ConsumerProtection@tdi.texas.gov


PREMIUM  OR  CLAIM  DISPUTES

Should you have a dispute concerning your pre-mium or about a claim, you should contact the company first. If the dispute is not resolved, you may contact the Texas Department of Insurance.


ATTACH  THIS  NOTICE  TO  YOUR  POLICY

This notice is for information only and does not become a part or condition of the attached docu-ment.


1-800-252-3439

Usted puede escribir al Departamento de Seguros
de Texas a:
P.O.  Box  149104
Austin,  TX	78714-9104
Fax:  512  490-1007
Web:   http://www.tdi.texas.gov
   E-mail:   ConsumerProtection@tdi.texas.gov


DISPUTAS  POR  PRIMAS  DE  SEGUROS  O
RECLAMACIONES:

Si tiene una disputa relacionada con su prima de seguro o con una reclamacion usted debe comunicarse con la compania primero. Si la dis- puta, no es resuelta usted puede comunicarse con el
Departamento de Seguros de Texas TDI.


ADJUNTE  ESTE  AVISO  A  SU  POLIZA

Este aviso es solomente para propositos infor-mativos y no se convierte en parte o en condicion del documento adjunto.








SDM-35  Ed.  08/15





       IMPORTANT NOTICE
FIDELITY CRIME DIVISION CLAIMS


Should this  account  have  a  potential  claim situation,
  please  contact:
Fidelity  &  Crime Claims Department
Great American Insurance Group

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY
A Stock Insurance Company, Herein Called the Underwriter


DECLARATIONS	Bond No. FS 2346264 08 00


Item 1.   Name of Insured herein called Insured
Small Cap Value Fund, Inc.
Principal Address:	8150 N. Central Expressway,
 M1120
Dallas, TX 75206-1815


Item 2.   Bond Period: from 12:01 a.m. on 12/26/2016 to
 12/26/2017 12:01
 a.m. the effective date of the termination or cancellation of this Bond, standard time at the Principal
 Address as to each
 of said dates.

Item 3.
Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to



Limit of Liability
Deductible

Insuring Agreement A-Fidelity
	225,000
	0

Insuring Agreement B-On Premises
	225,000
	5,000

Insuring Agreement C-In Transit
	225,000
	5,000

Insuring Agreement D-Forgery or Alteration
	225,000
	5,000

Insuring Agreement E-Securities
	225,000
	5,000

Insuring Agreement F-Counterfeit Currency
	225,000
	5,000
Insuring Agreement G-Stop Payment
	100,000
	5,000

Insuring Agreement H-Uncollectible Items of Deposit
	100,000
	5,000

Insuring Agreement I-Audit Expense
	100,000
	5,000

Insuring Agreement J-Telefacsimile Transmissions
	225,000
	5,000

Insuring Agreement K-Unauthorized Signatures
	100,000
	5,000


Optional Insuring Agreements and Coverages



Insuring Agreement L-Computer Systems
	225,000
	5,000

Insuring Agreement M-Automated Phone Systems
	Not Covered


If Not Covered is inserted above opposite any specified
 Insuring Agreement or Coverage, such Insuring
Agreement or Coverage and any other reference thereto in this Bond shall be deemed to be deleted therefrom.







Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this Bond are
covered according to the terms of General Agreement
A. All the Insureds offices or premises in existence at
the time this Bond becomes effective are covered under this Bond except the offices or premises located as follows:
N/A


Item 5. The liability of the Underwriter is subject to the terms of the following Riders attached hereto:

See Form FI8801


Item 6. The Insured by the acceptance of this Bond gives to the Underwriter terminating or cancelling prior Bonds or
Policyies No.s
FS 2346264 07
such termination or cancellation to be effective as of the time this Bond becomes effective.



Administrative  Offices
301 E 4th Street
Cincinnati OH  45202-4201
513 369 5000 ph






INVESTMENT COMPANY BOND


FI  75  11  Ed.  08/15




The Underwriter, in consideration of an agreed premium,
 and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this Bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:


INSURING   AGREEMENTS




FIDELITY

A	Loss resulting from any dishonest or
fraudulent acts, including Larceny or Embezzlement committed by an Employee, committed any-where and whether committed alone or in collusion with others, including loss of Prop-erty resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent acts as used in this Insuring Agreement shall mean only dishonest or fraudulent acts committed by such Em-ployee with the manifest intent:

a	to cause the Insured to sustain  such  loss;
and

b	to obtain financial benefit for the  Em-
ployee, or  for any other person or or-
ganization intended by the Employee to
receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

ON PREMISES

B	Loss of Property occurring with or without
negligence or violence through robbery, bur-glary, Larceny, theft, holdup, or other fraudu-lent means, misplacement, mysterious unex-plainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conver-sion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is or is supposed or believed by the Insured to be lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the pur-pose of transportation.

Offices  and Equipment

1	Loss of or damage  to  furnishings,  fix-
tures, stationary, supplies or equipment, within any of the Insured's offices cov-ered under this Bond caused by Larceny or theft in, or by burglary, robbery or hold-up of such office, or attempt thereat, or by vandalism or malicious mis- chief; or

2	loss through damage to any such office by
Larceny or theft in, or by burglary, rob-bery or hold-up of such office or attempt thereat.

IN TRANSIT

C	Loss of Property occurring with or without
negligence or violence through robbery, Lar-
ceny, theft, hold-up, misplacement, mysteri-
ous unexplainable disappearance, being lost or
otherwise made away with, damage thereto or
destruction thereof, and loss of subscription,
conversion, redemption or deposit privileges
through the misplacement or loss of Property,
while the Property is in transit anywhere in the
custody of any person or persons acting as
messenger, except while in the mail or with a
carrier for hire, other than an armored motor
vehicle  company,  for   the  purpose  of   trans-


portation, such transit to begin immediately upon receipt of such Property by the trans-porting person or persons, and to end imme-diately upon delivery thereof at destination.

FORGERY OR ALTERATION


D	Loss through FORGERY or ALTERATION of,  on
or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promis-sory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, writ-ten instructions, advices or applications di-rected to the Insured, authorizing or acknowl-edging the transfer, payment, delivery or re-ceipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications ei-ther bear the forged signature or Endorse-ment or have been altered without the knowl-edge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Invest-ment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Prop-erty and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring
Agreement F hereof whether or not cov-erage for Insuring Agreement F is provided for in the Declarations of this Bond.

Any check or draft a made payable to  a
fictitious payee and endorsed in the name  of
such fictitious payee or b procured in a
transaction with the  maker  or  drawer  thereof
or with one  acting as an agent of  such maker
or drawer or  anyone  impersonating   another
and made or drawn payable to the one so
impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such Endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signa-tures.


SECURITIES

E	Loss sustained by the Insured, including loss
sustained by reason of a violation of the con-stitution, by-laws, rules or regulations of any Self
Regulatory Organization of which the In- sured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

1	through the Insured's having, in good  faith and
in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gra- tuitously or otherwise, purchased or oth- erwise acquired, accepted or received, or sold or delivered, or given any value, ex- tended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

a	counterfeited,  or

b	forged as to the  signature  of  any maker,
drawer, issuer, endorser, as- signor,
lessee, transfer agent or regis- trar,
acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

c	raised or otherwise altered, or lost,  or
stolen, or

2	through the Insured's having, in good  faith and
in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, Endorse- ments or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such se- curities, documents or other written in- struments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement D hereof.

Securities, documents or other written instru-
ments shall be deemed to mean original in-
cluding original counterparts negotiable or non-
negotiable   agreements   which   in  and  of


themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary En-dorsement or assignment.

The word counterfeited as used in this In-suring Agreement shall be deemed to mean any security, document or other written in-strument which is intended to deceive and to be taken for an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signa-tures.

COUNTERFEIT  CURRENCY
F	Loss through the receipt by the Insured, in
good faith, of any counterfeited money or-ders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

STOP  PAYMENT

G	Loss against any and all sums which the In-
sured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any cus-tomer, shareholder or subscriber of the In-sured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or sub-scriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured, or any Autho-rized Representative of such customer, shareholder or Subscriber.

UNCOLLECTIBLE ITEMS OF DEPOSIT

H	Loss resulting from payments of dividends or
fund shares, or  withdrawals  permitted  from
any customer's, shareholder's or subscriber's
account based upon Uncollectible items of
Deposit  of   a  customer,  shareholder  or  sub-


scriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account: or loss resulting from any item of Deposit pro-cessed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible items which are deposited.

This Insuring Agreement applies to all Mutual
Funds with exchange privileges if all Funds in the exchange program are insured by a Great
American Insurance Company of Cincinnati, OH for Uncollectible Items of Deposit. Regardless of the number of transactions be- tween Funds the minimum number of days of deposit within the Funds before withdrawal as declared in the Funds prospectus shall begin from the date a deposit was first credited to any Insured
Funds.

AUDIT  EXPENSE

I	Expense incurred by  the  Insured  for  that  part of
the costs of audits or examinations  required
by any governmental regulatory authority to  be
conducted either by such au- thority or by an
independent  accountant by reason of the
discovery of  loss  sustained  by the Insured
through any dishonest or fradulent acts, including
Larceny or Embezzlement  of any of the
Employees. The total liability of the Underwriter
for such expense by reason  of such acts of any
Employee or in which such Employee is concerned
or implicated or with respect to any one audit or
examination is limited to the amount stated
opposite Audit Expense in Item 3 of the
Declarations; it being understood, however, that
such  expense  shall be deemed to be a loss
sustained  by  the Insured through any dishonest or
fraudulent acts, including Larceny or
Embezzlement  of one or more of the Employees
and the liability under this paragraph shall be in
addition to the Limit  of  Liability  stated  in
Insuring  Agreement
A	in Item 3  of  the Declarations.
TELEFACSIMILE  TRANSMISSIONS
J	Loss resulting  by reason  of the Insured having
transferred, paid or delivered any funds or
Property, established any credit, debited any
account,   or   given   any  value  relying   on   any


fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmis-sion directed to the Insured, authorizing or acknowledging the transfer, payment, or de-livery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

1	bear a valid test key  exchanged  between
the Insured and a customer or another
financial institution with authority to use such test key for Telefacsimile instruc-tions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not au-thorized to initiate, make, validate or au-thenticate a test key arrangement; and

2	fraudulently purport to have been sent by
such customer or financial institution, but which telefacsimile instructions are trans-mitted without the knowledge or consent of such customer or financial institution by a person other than such customer or fi-nancial institution and which bear a forged signature.


Telefacsimile means a system of trans-
mitting written documents by electronic
signals over telephone lines to equipment maintained by the Insured within its com-munication room for the purposes of re-producing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated
Clearing  House.

UNAUTHORIZED  SIGNATURES

K	Loss resulting directly from the Insured having
accepted, paid or cashed any check or with-drawal order, draft, made or drawn on a cus-tomer's account which bears the signature or Endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the In-sured's right to recovery under this Insuring
Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.




GENERAL   AGREEMENTS




A	ADDITIONAL  OFFICES OR EMPLOYEES-  CON-
SOLIDATION  OR  MERGER-NOTICE


1	If the Insured shall, while this Bond is in
force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively.
No notice to the Underwriter of an in-
crease during any premium period in the
number of offices or in the number of
Employees at any of the offices covered
hereunder need be given and no additional premium need be paid for the remainder of such premium period.


2	If an Investment Company, named as In-
sured herein, shall, while this Bond is in
force, merge or consolidate with, or pur-
chase the assets of another institution,
coverage for such acquisition shall apply
automatically from the date of acquisition.
The Insured shall notify the Underwriter of
such   acquisition   within   60   days   of   said


date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

WARRANTY

B	No statement made by or on behalf of the
Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

COURT COSTS AND ATTORNEYS' FEES
Applicable to all Insuring Agreements or Cov-erages now or hereafter forming part of this Bond

C	The Underwriter will indemnify the Insured against
court costs and reasonable attorneys' fees
incurred and paid by the Insured in de- fense,
whether or not successful,  whether  or not fully
litigated on the merits and whether or not settled
of any suit or legal proceeding brought   against
the   Insured   to   enforce   the


lnsured's liability or  alleged  liability  on  account
of any loss, claim or damage which, if estab-
lished against the Insured, would constitute a
loss sustained by the Insured  covered  under
the  terms  of  this   Bond  provided,  however,
that with respect to Insuring Agreement A this indemnity shall apply only in the event that

1	an Employee admits to being guilty of any
dishonest or fraudulent acts, including
Larceny or  Embezzlement; or

2	an Employee is adjudicated to be guilty of
any dishonest or fraudulent acts, including
Larceny  or  Embezzlement;

3	in the absence of 1 or 2 above an ar-
bitration panel agrees, after a review of an agreed statement of facts, that an Em-ployee would be found guilty of dis-honesty if such Employee were prosecut-ed.

The Insured shall promptly give notice to the Underwriter of any such suit or legal pro-ceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Under-writer to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selec-


tion. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal pro- ceeding.

If the Insured's liability or alleged liability is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, the liability of the Underwriter under this General
Agreement is limited to that percentage of litigation expense determined by pro ration of the Bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition to the Limit of Liability for the applicable Insuring Agreement.

FORMER  EMPLOYEE


D	Acts of Employee, as defined in this Bond, are
covered under Insuring Agreement A only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement A if the direct proximate cause of the loss occurred while the former
Employee performed duties within the scope of his/her employment.



THE  FOREGOING  INSURING  AGREEMENTS  AND
GENERAL  AGREEMENTS  ARE  SUBJECT  TO
THE  FOLLOWING  CONDITIONS  AND  LIMITATIONS:




SECTION  1.  DEFINITIONS

The following terms, as used in this Bond, shall have the respective meanings stated in this Sec-tion:

a	Employee  means:

1	any of the Insured's officers, partners, or
employees,  and

2	any of the officers or employees of any
predecessor of the Insured whose princi-pal assets are acquired by the Insured by consolidation or merger with, or purchase of assets of capital stock of such pre-decessor, and

3	attorneys retained by the Insured to per-
form legal services for the Insured and the
employees  of   such  attorneys  while  such


attorneys or the employees of such attor-neys are performing such services for the Insured, and

4	guest students pursuing their  studies  or duties
in any of  the Insured's offices, and

5	directors or trustees of the Insured, the
investment advisor, underwriter distributor, transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and


6	any individual or individuals assigned to
perform the usual duties of an employee
within the premises of  the Insured by
contract, or by any agency furnishing
temporary personnel on a contingent  or
part-time  basis, and

7	each natural person, partnership or cor-
poration authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless in-cluded under Sub-section 9 hereof, and

8	those  persons  so  designated  in   section
15,  Central Handling of  Securities, and

9	any officer,  partner or  Employee of

a	an investment  advisor,

b	an underwriter  distributor,

c	a transfer agent or shareholder ac-
counting  record-keeper,  or

d	an administrator authorized by written
agreement to keep  financial  and/or
other required records, for an Invest-
ment Company, named as Insured while
performing acts  coming  within  the
scope of the usual duties of an officer
or Employee of any Investment Com-
pany named as Insured herein, or while
acting as a member of any committee
duly elected or  appointed  to  examine
or audit or have custody of or access to the Property of any such Invest-ment Company provided that only Em-ployees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the In-vestment Company Act of 1940, of an Investment Company named as Insured, or is an affiliated person of the ad-viser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary  person-
nel or processors as set forth in Sub-
Sections 6 and 7  of  Section  1  a
and  their  partners,  officers   and  em-


ployees shall collectively be deemed to be one person for all the purposes of this Bond, excepting, however, the last paragraph of Section 13. Brokers, or other agents under contract or repre-sentatives of the same general char- acter shall not be considered Employ- ees.


b	Property means money  i.e.  currency,  coin, bank
notes, Federal Reserve notes, postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, Bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance Policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such Policies, mortgages and instruments, and other valuable papers, includ- ing books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic
Representations of such Instruments enumerated above but excluding all data processing records in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a pre- decessor's declared financial condition at the time of the Insured's consolidation or merge with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any pur- pose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.


c	Forgery means the signing of the name of another
with the intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, or for any purpose.


d	Larceny and Embezzlement as it applies to any
named Insured  means  those  acts  as  set  forth in
Section 37 of  the Investment Company Act of
1940.


e	Items of Deposit means any  one  or  more
checks  and drafts.


                SECTION  2.  EXCLUSIONS
THIS BOND DOES NOT COVER:
a	loss effected directly  or  indirectly  by  means
of forgery or alteration of, on or in any in-strument, except when covered by Insuring
Agreement A, D, E or  F.

b	loss due to  riot or civil commotion outside the
United States of America and Canada; or  loss
due to military,  naval  or  usurped  power,  war
or insurrection unless such loss  occurs  in
transit in the circumstances recited in Insuring
Agreement D and unless, when such transit
was initiated, there was no knowledge of such
riot,  civil  commotion,  military,   naval   or
usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

c	loss, in time of peace or war, directly  or
indirectly caused by or resulting from the ef-fects of nuclear fission or fusion or radioac-tivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

d	loss resulting from any  wrongful  act  or  acts
of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Em-ployee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

e	loss resulting from the complete or partial
nonpayment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agree-ment A, E or F.

f	loss resulting from any violation by the In-
sured or  by any Employee


1	of law regulating a the issuance, purchase
or sale of securities, b securities trans-actions upon Security Exchanges or over the counter market, c Investment Companies, or d Investment Advisors, or


2	of any rule or regulation made pursuant to any
such law.


unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements A or E.


g	loss of Property or loss  of  privileges through the
misplacement or loss of Property as set forth in Insuring Agreement C or D while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under a the Insured's contract with said armored motor vehicle company, b insurance carried by said armored motor vehicle company for the benefit of users of its service, and c all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this Bond shall cover only such excess.


h	potential income, including but not limited to
interest and dividends, not realized by the Insured because of a loss covered under this Bond, except as included under Insuring Agreement I.


i	all damages of any type for  which  the Insured is
legally liable, except direct compensatory damages arising from a loss covered under this Bond.


j	loss through the surrender of Property away from
an office of the Insured as a result of a threat


1	to do bodily harm to any person,  except loss
of Property in transit in the custody of any person acting as messenger pro- vided that when such transit was initiated there was no knowledge by the Insured of any such threat, or


2	to do damage to  the premises or  Property
of the Insured, except when covered un-der Insuring Agreement A.

k	all costs, fees and other expenses incurred by
the Insured in establishing the existence of or amount of loss covered under this Bond un-less such indemnity is provided for under In-suring Agreement I.

l	loss resulting from payments made or with-
drawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or repre-sentative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement
A.

m	any loss resulting from Uncollectible Items of
Deposit which are drawn from a financial in-stitution outside the fifty states of the United
States of America, District of Columbia, and territories and possessions of the United
States of  America, and Canada.


SECTION 3. ASSIGNMENT OF RIGHTS

This Bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in subsections 6 and 7 of Section 1a of this Bond, as aforesaid, and upon payment to the insured by the Underwriter on account of any loss through dishonest or fraudulent acts including Larceny or Embezzle-ment committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all pa-pers necessary to secure to the Underwriter the rights herein provided for.


SECTION  4.  LOSS-NOTICE-PROOF-LEGAL
PROCEEDINGS

This Bond is for the use and benefit only of the Insured named in the Declarations and the Under-writer shall not be liable hereunder for loss sus-


tained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after dis- covery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this Bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or Bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement
C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this Bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery  occurs  when  the Insured

a	becomes aware of  facts, or

b	receives written notice of an actual or  potential
claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the Bond has been or will be incurred even though the exact amount or details of loss may not be then known.


SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be deter-


mined by the average market value of such Prop-
erty on the business day next preceding the dis-
covery of such loss; provided, however, that the
value of any Property  replaced  by  the   Insured
prior to the payment of claim therefor shall be the actual market value at the time of replace-ment; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, con-version, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not dis-covered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property con-sisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this Bond only if such books or records are actually repro-duced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.


SECTION 6. VALUATION OF PREMISES AND
FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therin, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured can-not agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.


SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this Bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this Bond.


If the Underwriter shall make payment to the In- sured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.


With respect to securities the value of which do not exceed the Deductible Amount at the time of the discovery of the loss and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.


With respect to securities the value of which exceeds the Deductible Amount at the time of discovery of the loss and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recover- able from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BOND subject to the Limit of Liability hereunder.



SECTION  8. SALVAGE


In case of recovery, whether made by the Insured or
by the Underwriter, on account of any loss in excess
of the Limit of Liability hereunder plus the Deductible
Amount applicable to such  loss  from any source
other than suretyship, insurance, reinsurance,
security or indemnity  taken  by  or  for the benefit of
the Underwriter, the net amount of such recovery,
less the actual costs and expenses of making same,
shall be applied to reimburse the Insured in full for
the  excess  portion  of  such loss, and  the
remainder,  if  any, shall be  paid  first in
reimbursement of the Underwriter and thereafter in
reimbursement  of  the   Insured  for  that part of such
loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.


SECTION 9. NON-REDUCTION AND  NON-
ACCUMULATION  OF  LIABILITY
AND  TOTAL  LIABILITY


At all times prior to termination hereof this  Bond
shall continue in force for the limit stated in the
applicable sections of  Item  3  of  the  Declarations
of this Bond  notwithstanding   any  previous  loss
for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to all loss resulting form


a	any one act  of  burglary,  robbery  or  hold-up,
or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or


b	any one unintentional or negligent act on  the
part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or


c	all wrongful  acts, other than those specified in
a	above, of any  one  person  shall be  deemed
to be one loss, or


d	all wrongful  acts, other than those specified in
a	above, of one or more persons which
dishonest acts or acts of Larceny or Em-bezzlement include, but are not limited to, the failure of an Employee to report such acts of others whose dishonest act or acts intention-ally or unintentionally, knowingly or unknowin-gly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dis-honest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or


e any one casualty or event other than those specified in a, b, c or d preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.


Sub-section c is not applicable to any situation to which the language of sub-section d applies.


SECTION 10. LIMIT OF LIABILITY


With respect to any loss set forth in the PRO- VIDED
clause of Section 9 of this Bond which is recoverable
or  recovered  in  whole  or  in  part under any other
Bonds or Policies issued by the Underwriter to the
Insured or  to  any predecessor in interest of the
Insured and  terminated or can- celled or allowed to
expire and in which  the  pe- riod for discovery has
not expired at the time any such loss thereunder is
discovered, the total li- ability of the  Underwriter
under this Bond   and under other Bonds or Policies
shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other Bonds, or Policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.


SECTION 11.  OTHER INSURANCE


If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this Bond ap- plicable to such loss.



SECTION 12.  DEDUCTIBLE


The Underwriter shall not be liable under any of the Insuring Agreements of this Bond on account of loss as specified, respectively, in sub-sections a, b, c, d and e of Section 9, Non-Reduction And
Nonaccumulation Of Liability And Total Liability, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the insured, other than from any Bond or Policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof herein called Deductible
Amount and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.


The Insured will bear, in addition to the Deductible
Amount, premiums on Lost Instrument Bonds as set forth in Section 7.


There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any In-vestment Company named as Insured herein.


SECTION  13.  TERMINATION

The Underwriter may terminate this Bond as an
entirety  by  furnishing  written  notice   specifying
the termination date which cannot be prior  to  90
days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Wash-ington, D.C. The Insured may terminate this Bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the In-sured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the ter-mination. The Underwriter shall notify all other
Investment Companies named as Insured of the receipt of such termination notice and the ter-mination cannot be effective prior to 90 days after receipt of written notice by all other Invest-ment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, other than a registered management investment company, immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the ex-piration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned pre-mium computed as short rates in accordance with the standard short rate cancellation tables if ter-minated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

a	as to any Employee as soon as any partner,
officer or supervisory Employee of the In-sured, who is not in collusion with such Em-ployee, shall learn of any dishonest or fraudu-


lent acts, including Larceny or Embezzlement on the part of such Employee without preju- dice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety 90 days after written notice has been given to the Securities and Exchange
Commission, Washington, D.C. See Section 16d and to the Insured Investment Company, or

b	as to any Employee 90 days after receipt  by each
Insured and by the Securities and Exchange
Commission of a written notice from the Underwriter of its desire to terminate this Bond as to such Employee, or

c	as to any person, who is a partner, officer or
employee of any Electronic Data Processor covered under this Bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge of information that such person has committed any dishonest or fraudulent acts, including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this Bond is effective.


SECTION 14.  RIGHTS AFTER TERMINATION
OR  CANCELLATION

At any time prior to the termination or cancellation of this Bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this Bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto:
provided, however, that such additional period of time shall terminate immediately;

a	on the effective date of any other insurance
obtained by the Insured, its successor in busi-ness or any other party, replacing in whole or in part the insurance afforded by this Bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

b	upon takeover of  the  Insured's  business  by any
State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination.
In the event that such additional period of time is terminated, as provided above, the Under-writer shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other pur-pose.


SECTION 15.  CENTRAL HANDLING OF
SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Deposi-tory Trust Company, Pacific Securities Depository
Trust Company, and Philadelphia Depository Trust
Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effec-tive by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words Employee and Employees shall be deemed to include the officers, partners, clerks and other employees of the New York Stock
Exchange,  Boston  Stock  Exchange,  Midwest
Stock Exchange, Pacific Stock Exchange and
Philadelphia Stock Exchange, hereinafter called
Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any em-ployee of any recognized service company, while such officers, partners, clerks and other employ-ees and employees of service companies per-form services for such Corporations in the op-eration of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any losses in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such losses shall be in excess of the amounts recov-erable or recovered under any Bond or Policy if insurance indemnifying such Corporations, against such losses, and then the Underwriter shall be liable hereunder only for the Insured's share of such excess losses, but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess losses it shall be deemed that the Insured has an interest in any certificate re-presenting any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporation shall use their best judgment in ap- portioning the amounts recoverable or recovered under any Bond or Policy of insurance indemnifying such Corporations against such losses in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate en- tries in the books and records of such Corpora-tions in Property involved in such losses on the basis that each such interest shall share in the amounts so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess losses shall be the amount of the Insured's interest in such Prop- erty in excess of the amounts so apportioned to the Insured by such Corporations.

This Bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any losses within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.


SECTION  16.  ADDITIONAL  COMPANIES
INCLUDED  AS  INSURED

If more than one corporation, co-partnership or
person or any combination of them be included as
the Insured herein:
a	the total liability of the  Underwriter  hereunder for
loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them.


b	the one first named herein shall be deemed
authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or re-ceiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named In-vestment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of the set-tlement of each such claim prior to the ex-ecution of such settlement,

c	the Underwriter shall not  be  responsible  for
the proper application of any payment made hereunder to said first named Insured,

d	knowledge possessed or discovery made by
any partner, officer or supervisory Employee of any Insured shall for the purpose of Sec-tion 4 and Section 13 of this Bond constitute knowledge or discovery by all the Insured, and

e	if the first named Insured ceases for any rea-
son to be covered under this Bond, then the Insured next named shall thereafter be con-sidered as the first named Insured for the purposes of this Bond.


SECTION 17. NOTICE AND CHANGE OF
CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control as set forth in
Section 2a 9 of the Investment Company Act of
1940 of the Insured, the Insured shall within thir-ty 30 days of such knowledge give written no-tice to the Underwriter setting forth:

a	the names of the transferors  and  transferees
or the names of the beneficial owners if the voting securities are requested in another name, and


b	the total number  of  voting  securities  owned by
the transferors and the transferees or the beneficial owners, both immediately before and after the transfer, and

c	the total number of outstanding voting securi-
ties.

As used in this section, control means the power to exercise a controlling influence over the man- agement or Policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this Bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Com- pany.


SECTION 18.  CHANGE OR MODIFICATION

This Bond or any instrument  amending  or  effec-
ting same may not be changed  or  modified  orally. No
changes in or modification thereof shall be effective
unless made by written  Endorsement issued to form
a  part  hereof  over  the  signature of the
Underwriter's Authorized Representative. When a Bond
covers only one Investment  Com- pany no change or
modification which would ad- versely affect the rights
of the Investment  Com- pany shall be effective prior
to 60  days  after written notification has been
furnished to the Se- curities   and   Exchange
Commission,   Washington,
D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington,
D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.




FORMS AND RIDERS SCHEDULE


It is hereby understood and agreed the following
 forms and riders are attached to and are a part of this bond:



Form No. / Edition
Date Added
or
Date Deleted


Form Description

  Rider No.
if applicable
FI7510	08-15

Investment Company Bond Dec Page

FI7511	08-15

Investment Company Bond Insuring Agreements

FI7053	04-13

Confidential Information And Data Breach
Clarifying Rider
1
FI7506	08-15

Insuring Agreement L Computer Systems
2
FI7508	08-15

Newly Established Funds
3
FI7340	08-15

Economic And Trade Sanctions Clause

FI7341	08-15

In-Witness Clause

If not at inception




THIS RIDER CHANGES THE BOND PLEASE READ IT
CAREFULLY
RIDER NO. 1
CONFIDENTIAL INFORMATION AND DATA BREACH CLARIFYING
 RIDER


To be attached to and form part of Financial Institution
 Bond No. Standard Great American Investment Company
 Bond
Bond No. FS 2346264 08 00
In favor of Small Cap Value Fund, Inc.
It is agreed that:
1.	CONDITIONS AND LIMITATIONS, Section 2.
 Exclusions is amended to include:

Confidential Information:

Loss resulting from:

a	Theft, disappearance, destruction or disclosure
 of the confidential or personal information of the Insured or another person or entity for which the Insured is legally liable including, but not limited to patents, trade secrets, personal information, processing methods, customer lists, financial information, credit card information, intellectual property, health information, or any other type of non-public information.

For purposes of coverage that may be attached to the Bond
 by Rider which pertains to Computer Systems, confidential information cannot be Property transferred.
 A loss otherwise covered under the Computer
Systems Rider if attached shall not be excluded by the fact that confidential information was used to gain access to your computer system or to the computer system of your financial institution in order to cause the fraudulent transfer.

b	The use of another person's or entity's confidential
 or personal information including but not limited to, financial information, credit card information, health information or any other type of non-public information.

Data Breach Costs:

Loss resulting from fees, costs, fines, penalties and other expenses which are related to the access or disclosure of another person's or entity's confidential information, and the obligations of the Insured to comply with federal and state privacy laws and Payment Card Industry
 Data Security Standards if applicable arising from a data security breach, including, but not limited to, expenses related to notifying affected individuals when the affected individuals' financial information, credit card information, health information or other type of non-public information was stolen, accessed, downloaded or misappropriated while in the care, custody or control of the Insured.

2.	Nothing herein contained shall be held to vary, alter,
 waive or extend any of the terms, conditions and limitations, or provisions of the attached Bond other than as above stated.

3.	This Rider shall become effective as of 12:01 a.m. on
12/26/2016 standard time.



Administrative  Offices
301 E 4th Street
Cincinnati OH  45202-4201
513 369 5000 ph


FI 75 06 Ed.
08/15




RIDER NO. 2


INSURING AGREEMENT L COMPUTER SYSTEMS


To be attached to and form part of INVESTMENT
COMPANY BOND,
Bond No.	FS 2346264 08 00
In favor of   Small Cap Value Fund, Inc.

It is agreed that:

1.	The attached bond is hereby amended by adding
to it an additional Insuring Agreement as follows:

INSURING AGREEMENT L - COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

1	entry of data into, or

2	change of data elements or programs within a
 Computer System; provided that fraudulent entry or change causes

a	Property to be transferred paid or delivered,

b	an account of the Insured, or of its customer,
 to be added, deleted, debited or credited, or

c	an unauthorized account or a fictitious account
 to be debited or credited;

3	voice instructions or advices having been
 transmitted to the Insured or its agents by telephone;
and provided
further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

a	cause the Insured or its agents to sustain a
loss, and

b	obtain financial benefit for that individual or
for other persons intended by that individual to receive a financial benefit,

c	and further provided such voice instructions or
 advices:

i	were made by a person who purported to represent
an individual authorized to make such voice instructions or advices; and

ii	were electronically recorded by the Insured or
its agents.

4	It shall be a condition to recovery under the
Computer Systems Rider that the Insured or its agents shall to the best of their ability electronically record all voice instructions or advices received over the telephone. The
Insured or its agents warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error or omission of any Employees or agents of the Insured.

SCHEDULE OF SYSTEMS

Any System Utilized by the Insured

2.	As used in this Rider, Computer
System means:

a	computers with related peripheral components,
 including storage components, wherever located,

b	systems and applications software,

c	terminal devices,

d	related communication networks or customer
communication systems, and

e	related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3.	In addition to the Exclusions in the attached bond,
 the following Exclusions are applicable to this Insuring
Agreement:

a	loss resulting directly or indirectly from the theft
 of confidential information, material or data: and

b	loss resulting directly or indirectly from entries
 or changes made by an individual authorized to have access to a
Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor or by a partner, officer or employee thereof authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4.	The following portions of the attached bond are not
 applicable to this Rider:

a	the initial paragraph of the bond preceding the Insuring
 Agreements which reads ...at any time but discovered during the Bond Period.

b	Conditions and Limitations - Section 9. Non-Reduction
 and Non-Accumulation of Liability and Total
Liability

c	Conditions and Limitations - Section 10. Limit of Liability

5.	The coverage afforded by this Rider applies only to loss
 discovered by the Insured during the period this Rider is in force.

6.	All loss or series of losses involving the fraudulent
 activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.	The Limit of Liability for the coverage provided by this
 Rider shall be  225,000.

8.	The Underwriter shall be liable hereunder for the amount
 by which one loss shall be in excess of 5,000. herein called the Deductible Amount but not in excess of the Limit of
 Liability stated above.




9.	If any loss is covered under this Insuring Agreement and
 any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10.	Coverage under this Rider shall terminate upon termination
 or cancellation of the bond to which this Rider is attached. Coverage under this Rider may also be terminated or cancelled without canceling the bond as an entirety:

a	90 days after receipt by the Insured of written notice
from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

b	immediately upon receipt by the Underwriter of a written
 request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured.

11.	Conditions and Limitations - Section 4.
Loss-Notice-Proof-Legal Proceedings is amended by adding the following sentence:

Proof of loss resulting from Voice Instructions or advices covered under this bond shall include Electronic
Recording of such Voice Instructions of advices.

12.	Notwithstanding the foregoing, however, coverage
afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer
 Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate policy.

13.	Nothing herein contained shall be held to vary, alter,
 waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

14.	This Rider shall become effective as of 12:01 a.m. on
12/26/2016 standard time.



Administrative  Offices
301 E 4th Street
Cincinnati OH  45202-4201
513 369 5000 ph


FI 75 08 Ed.
08/15




RIDER NO. 3


ICB AMENDATORY


To be attached to and form part of INVESTMENT COMPANY BOND,
Bond No.	FS 2346264 08 00
In favor of   Small Cap Value Fund, Inc.

It is agreed that:

1.	If the Insured shall, while this bond is in force,
establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of another institution, such funds shall automatically be covered, hereunder from the date of such establishment without the payment of additional premium for the remainder of the Bond Period.

2.	Notice of any newly established funds during the
Bond Period are to be made to the Underwriter at the earliest practicable moment and prior to the expiration date of the attached bond.

3.	If the Insured shall, while this bond is in force,
 require an increase in the Limit of Liability of Insuring
 Agreement
A	Fidelity in order to comply with the Securities and
Exchange Commission Rule 17g-1 of the Investment
Company Act of 1940 17 Code of Federal Regulations  270.17g-1
 due to an increase in asset size of the
currently named funds or via the addition of newly established funds by the Insured under the bond, such increase in the Limit of Liability for Insuring Agreement A Fidelity as required shall automatically be increased up to the minimum required and mandated by S.E.C. Rule 17g-1, but shall not exceed an each and every loss Limit of Liability of 2,500,000 hereunder from the date of such increase without the payment of additional premium for the remainder of the Bond Period.

4.	Nothing herein contained shall be held to vary, alter,
waive, or extend any of the terms, conditions, provisions, agreements, or limitations of the above mentioned bond other than as stated herein.

5.	This Rider shall become effective as of 12:01 a.m. on
 12/26/2016 standard time.


301 E 4th Street
Cincinnati OH  45202-4201
513 369 5000 ph


FI  73  40  Ed.
08/15



THIS  RIDER  CHANGES  YOUR  BOND.  PLEASE  READ  IT
 CAREFULLY.


ECONOMIC AND  TRADE SANCTIONS CLAUSE


This insurance does not apply to  the extent that trade
 or economic sanctions or other laws or regulations prohibit us from providing insurance.



















































FI  73  40  Ed.  08/15


301 E 4th Street
Cincinnati OH  45202-4201
513 369 5000 ph


In Witness Clause


In Witness Whereof, we have caused this Financial
Institution Bond to be executed and attested, and,
 if required by state
law, this Financial Institution Bond shall not be valid unless countersigned by our authorized representative.



PRESIDENT	SECRETARY













































FI 73 41 Ed. 08/15


Copyright Great
American Insurance
Co., 2009